UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-216184

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q

For Period Ended: July  31, 2018

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I- Registrant Information

Full Name of Registrant:	ANTILIA GROUP, CORP.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	Calle Duarte, No. 6,

City, State and Zip Code:	Sosua, Dominican Republic

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable, without unreasonable effort and expense, to prepare its accounting records and schedules in sufficient time to allow its accountants to complete its review of the registrant for its fiscal quarter ended July 31, 2018, before the required filing date for its Form 10-Q.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Robert Qin Peng	(829)	217-2262
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s): ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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ANTILIA GROUP, CORP.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 17, 2018	By:	/s/ Robert Qin Peng
Robert Qin Peng
President and Chairman of the Board

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